================================================================================

   As filed with the Securities and Exchange Commission on February 26, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                               THE SHAW GROUP INC.
                       (Name of Subject Company (Issuer))
                               THE SHAW GROUP INC.
                        (Name of Filing Person (Issuer))

                                   ----------

         LIQUID YIELD OPTION(TM) NOTES DUE 2021 (ZERO COUPON -- SENIOR)
                         (Title of Class of Securities)
                             820280AC9 and 820280AA3
                     (CUSIP Numbers of Class of Securities)

                                   ----------

       Gary P. Graphia                 Copy to:                  Copy to:
Secretary and General Counsel       David P. Oelman         Kris F. Heinzelman
     The Shaw Group Inc.            Thomas P. Mason       Cravath, Swaine & Moore
       4171 Essen Lane          Vinson & Elkins L.L.P.        Worldwide Plaza
    Baton Rouge, LA 70809        2300 First City Tower       825 Eighth Avenue
       (225) 932-2500                 1001 Fannin           New York, NY 10019
                                Houston, TX 77002-6760        (212) 474-1000
                                     (713) 758-2222
          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE

================================================================================
      TRANSACTION VALUATION *                     AMOUNT OF FILING FEE **
--------------------------------------------------------------------------------
          $250,000,000                                    $20,225
================================================================================

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, based upon the maximum amount of cash that might be paid for the Liquid Yield Option(TM) Notes due 2021 (Zero Coupon - Senior).

** The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of securities proposed to be purchased.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:                 Not applicable
                  Form or Registration No.:               Not applicable
                  Filing Party:                           Not applicable
                  Date Filed:                             Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

                [ ] Third-party tender offer subject to Rule 14d-1.

                [X] Issuer tender offer subject to Rule 13e-4.

                [ ] Going-private transaction subject to Rule 13e-3.

                [ ] Amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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


                             INTRODUCTORY STATEMENT

         This Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by The Shaw Group Inc., a Louisiana corporation ("Shaw"), to purchase for cash up to $384,600,000 aggregate principal amount of its outstanding Liquid Yield Option(TM) Notes due 2021 (Zero Coupon - Senior) issued on May 1, 2001 (the "LYONs") at a purchase price not greater than $650 nor less than $620 per $1,000 principal amount at maturity, without interest.

         This Schedule TO is being filed by Shaw. Shaw's offer for the LYONs is being made on the terms and subject to the conditions set forth in the attached Offer to Purchase dated February 26, 2003 (the "Offer to Purchase"), and the accompanying Letter of Transmittal (the "Letter of Transmittal," which as amended or supplemented from time to time, together with the Offer to Purchase, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The offer will expire at 4:00 p.m., Eastern time, on Monday, March 26, 2003, unless extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

         The terms "Liquid Yield Option" and "LYONs" are trademarks of Merrill Lynch & Co., Inc.

ITEM 1. SUMMARY TERM SHEET

         The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

         (a) The name of the issuer of the LYONs is The Shaw Group, Inc. Shaw is offering to purchase the LYONs. The address of the principal executive offices of Shaw is 4171 Essen Lane, Baton Rouge, Louisiana 70809. Its telephone number is (225) 932-2500.

         (b) The exact title for the security that is the subject of the offer is Shaw's Liquid Yield Option(TM) Notes due 2021 (Zero Coupon - Senior). This Schedule TO relates to the offer by Shaw to purchase up to $384,600,000 aggregate principal amount of outstanding LYONs at a purchase price of not greater than $650 nor less than $620 per $1,000 principal amount at maturity of the LYONs without interest. The information set forth in Section 6 -- "Description of LYONs and Related Matters" of the Offer to Purchase is incorporated herein by reference. As of February 24, 2003, there was $790,000,000 aggregate principal amount at maturity of LYONs outstanding, with an aggregate accreted value as of that date of approximately $526.0 million. As of February 24, 2003, the LYONs were convertible into 6,556,052 shares of Shaw's common stock, no par value.

         (c) The information set forth in Section 5 -- "Price Range of LYONs and Common Stock; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 3 IDENTITY AND BACKGROUND OF FILING PERSON

         (a) This is an issuer tender offer. The information set forth in Item 2(a) above is incorporated herein by reference. Shaw is both the filing person and the subject company.

ITEM 4. TERMS OF THE TRANSACTION

         (a)(1)(i) - (iii), (v) - (x), (xii) The information set forth in the Summary Term Sheet, Section 1 -- "Introduction," Section 2 -- "Terms of the Offer," Section 7 -- "Acceptance of LYONs for Payment," Section 9 -- "Procedures for Tendering LYONs," Section 10 -- "Withdrawal of Tenders", Section 14 -- "Certain Significant

Considerations" and Section 15 -- "Certain United States Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

         (a)(1)(iv), (xi)      Not applicable.

         (a)(2)                Not applicable.

         (b) To the best knowledge of Shaw, it will not purchase any LYONs from any of its officers, directors or affiliates.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         (e) The information set forth in Section 6 -- "Description of LYONs and Related Matters" of the Offer to Purchase is incorporated herein by reference. In addition, Shaw entered into registration rights agreements in connection with the issuance of shares of its common pursuant to Shaw's acquisition of substantially all the assets of The IT Group, Inc. and in connection with the issuance of the LYONs.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

         (a) The information set forth in Section 3 -- "Purpose of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (b) Any LYONs submitted for purchase and accepted for payment by Shaw will be cancelled and retired.

         (c)(1)       None.

         (c)(2)       None.

         (c)(3) The information set forth in the Offer to Purchase in Section 6 -- "Description of LYONs and Related Matters," Section 11 -- "Source and Amount of Funds," Section 12 -- "Conditions of the Offer" and Section 13 -- "Capitalization" is incorporated herein by reference.

         (c)(4)       None.

         (c)(5)       None.

         (c)(6)       None.

         (c)(7)       None.

         (c)(8)       None.

         (c)(9) The information set forth in the Offer to Purchase in Section 11 -- "Source and Amount of Funds" and Section 12 -- "Conditions of the Offer" is incorporated herein by reference.

         (c)(10)      None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (a) The information set forth in Section 11 -- "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in Section 11 -- "Source and Amount of Funds" and Section 12 -- "Conditions of the Offer" is incorporated herein by reference.

         (d) The information set forth in Section 11 -- "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (a) To the best knowledge of Shaw, except as disclosed in the Offer to Purchase, no LYONs are beneficially owned, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, by any person whose ownership would be required to be disclosed by this item.

         (b) To the best knowledge of Shaw, except as disclosed in the Offer to Purchase, none of the persons referenced in this item have engaged in any transactions in LYONs during the 60 days preceding the date of this Schedule.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

         (a) Solicitations or Recommendations. The information set forth in
Section 2 -- "Terms of the Offer" and Section 17 -- "Dealer Manager, Depositary and Information Agent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

         (a) The information set forth in the Offer to Purchase in Section 16 -- "Certain Financial Information" is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase in Section 13 -- "Capitalization" and Section 16 -- "Certain Financial Information" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

         (a)(1)    None.

         (a)(2) The information set forth in Section 11-- "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (a)(3)    Not applicable.

         (a)(4)    Not applicable.

         (a)(5)    Not applicable.

ITEM 12. EXHIBITS

         (a)(1)(A) Offer to Purchase, dated February 26, 2003.

         (a)(1)(B) Letter of Transmittal, including taxpayer I.D. guidelines (appears as Exhibit A to the Offer to Purchase).

         (a)(5)    Press Release issued by Shaw on February 26, 2003.

        *(b)(1) Form of Indenture, to be dated as of March , 2003, between The Shaw Group Inc., the Subsidiary Guarantors named therein and The Bank of New York, as trustee, for ___% Senior Notes due 2010.

         (c)       Not required.

         (d) Indenture, dated as of May 1, 2001 by and between The Shaw Group Inc. and The Bank of New York (as successor to United States Trust Company of New York), as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Notes, is hereby incorporated by reference to Shaw's current report on Form 8-K (File No. 001-12227) filed with the Securities and Exchange Commission on May 11, 2001.

         (e)       Not required.

         (g)       None.

         (h)       None.

----------

* To be filed by amendment


ITEM 13. Information Required by Schedule 13E-3

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SHAW GROUP INC.

By: /s/ GARY P. GRAPHIA


--------------------------------------
Name:  Gary P. Graphia
Title: Secretary and General Counsel
Dated: February 26, 2003

                                INDEX TO EXHIBITS

      (a)  (1)(A)   Offer to Purchase, dated February 26, 2003.

      (a)  (1)(B)   Letter of Transmittal, including taxpayer I.D. guidelines
                    (appears as Exhibit A to the Offer to Purchase).

      (a)  (5)      Press Release issued by Shaw on February 26, 2003.

     *(b)  (1)      Form of Indenture, to be dated as of March __, 2003, between
                    The Shaw Group Inc., the Subsidiary Guarantors named therein and The Bank of New York, as trustee, for ___% Senior Notes due 2010.

      (c)           Not required.

      (d) Indenture, dated as of May 1, 2001 by and between The Shaw Group Inc. and The Bank of New York (as successor to United States Trust Company of New York), as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Notes, is hereby incorporated by reference to Shaw's current report on Form 8-K (File No. 001-12227) filed with the Securities and Exchange Commission on May 11, 2001.

      (e)           Not required.

      (g)           None.

      (h)           None.

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      *  To be filed by amendment